Exhibit 99.1

Tidal and MichiCann Announce Signing of Definitive Agreement

Vancouver, British Columbia (May 13, 2019) – Tidal Royalty Corp. (CSE: RLTY.U) (“Tidal” or the “Company”) is pleased to announce that, further to its press releases of February 14, 2019 and February 25, 2019, the Company has executed a business combination agreement (the “Definitive Agreement”) with MichiCann Medical Inc. (operating as Red White & Bloom) (“MichiCann”) pursuant to which the Company will acquire all of the issued and outstanding shares of MichiCann (the “Proposed Transaction”).  Under the terms of the Definitive Agreement, all of the issued and outstanding common shares of MichiCann will be exchanged on the basis of 2.08 common shares of Tidal, for each one (1) MichiCann common share, subject to adjustment in certain circumstances as set out in the Definitive Agreement (the “Exchange Ratio”). Upon completion of the Proposed Transaction, existing MichiCann and Tidal shareholders will own approximately 80% and 20% of the resulting company (the “Resulting Issuer”), respectively, on a fully diluted basis based on the fully diluted share capitalization of each company at the time the transaction was first announced on February 14, 2019. All outstanding options and warrants to purchase MichiCann common shares will be exchanged with options and warrants to purchase common shares of the Resulting Issuer in accordance with the Exchange Ratio.

The Proposed Transaction will be completed by way of a three‐cornered amalgamation under the Business Corporations Act (Ontario), whereby 2690229 Ontario Inc., a wholly‐owned subsidiary of the Company (“Subco”) will amalgamate with MichiCann (the “Amalgamation”). The Proposed Transaction will constitute a “Fundamental Change” of the Company, as such term is defined in the policies of the Canadian Securities Exchange (the “CSE”) and as a result the Company will be required to obtain the approval of the holders of its outstanding common shares, by simple majority, which it intends to obtain by way of written consent. The Amalgamation will also require the approval by 66 2/3 of the votes cast by shareholders of MichiCann at a special meeting of shareholders which MichiCann intends to hold on May 21, 2019.

Immediately prior to the completion of the Amalgamation, the Company will (i) complete a share consolidation on a 8:1 basis (the “Consolidation”), (ii) change its name to “Red White & Bloom Inc.” or such other name as may be approved by the board of directors of the Company and accepted by the relevant regulatory authorities (the “Name Change”) and (iii) reconstitute its board of directors (the “Board”) such that the board of the Resulting Issuer will consist of six (6) directors, which will include two (2) members of the current board of the Company and four (4) nominees of MichiCann (the “Board Appointments”). On completion of the Proposed Transaction, the board of the Resulting Issuer will also appoint a nominee of Tidal to act in the capacity as a board observer, and such board observer will be nominated and recommended for election as a director at the next annual shareholders meeting of the Resulting Issuer.

Pursuant to the terms of the Definitive Agreement, the closing of the Proposed Transaction is subject to a number of conditions, including but not limited to (i) obtaining the requisite shareholder approvals, (ii) the completion of the Consolidation, the Name Change and the Board Appointments, (iii) obtaining requisite regulatory approvals including the approval of the CSE for the Proposed Transaction and the listing of the common share of the Resulting Issuer, (iv) obtaining escrow agreements from the directors and officers of each of MichiCann and Tidal, and certain shareholders of each of MichiCann, its Michigan based investee and Tidal pursuant to which the escrowed shares would be subject to restrictions on transfer and other dealings and released in three equal tranches over a period of 18 months following the closing of the Proposed Transaction, and (vi) other closing conditions customary for transactions of this nature.

Additional Information

The common shares of Tidal are currently halted from trading pending completion of the Proposed Transaction. The Company has submitted its Listing Statement to the CSE for review and upon approval of the CSE for the Proposed Transaction and closing of the Proposed Transaction, the resulting issuer is expected to commence trading on the CSE.

All information contained in this press release with respect to Tidal and MichiCann was supplied by the parties respectively, for inclusion herein, and each party and its directors and officers have relied on the other party in respect of such information.

For further information, please contact: Tidal Royalty Corp. Theo van der Linde, Chief Financial Officer Phone: 604‐687‐2038

The CSE has neither approved nor disapproved the contents of this news release nor passed upon the merits of any of the transactions described herein, including the Proposed Transaction.

Cautionary Note Regarding Forward‐Looking Information and Statements

This news release contains certain "forward‐looking information" within the meaning of applicable Canadian securities law. Forward‐looking information is frequently characterized by words such as “plan”, “continue”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “may”, “will”, “potential”, “proposed” and other similar words, or information that certain events or conditions “may” or “will” occur. Readers are cautioned that forward‐looking information contained in this new release is not based on historical facts but instead is based on reasonable assumptions and estimates of management. Forward‐looking information contained in this news release includes, but is not limited to: the receipt of all requisite shareholder, regulatory and other consents and approvals, including the approval of the CSE in connection with the Proposed Transaction, the satisfaction of the other conditions precedent to the consummation of the Proposed Transaction, and the completion of the Proposed Transaction, none of which can be assured. Forward‐looking information contained herein is based on the opinions and reasonable assumptions and estimates of management as at the date hereof and is subject to a variety of known and unknown risks and uncertainties and other factors, many of which are beyond the control of Tidal, that could cause actual events or results of Tidal to differ materially from those expressed or implied in the forward‐looking information. Such factors include: the ability of Tidal and MichiCann to satisfy the conditions precedent for the consummation of the Proposed Transaction, including their ability to obtain requisite shareholder and regulatory approvals, and to consummate the same on the proposed terms and schedule, the U.S. regulatory landscape and enforcement related to cannabis, including political risks and risks relating to regulatory change, risks relating to anti money laundering laws and regulation, other governmental and environmental regulation, public opinion and perception of the cannabis industry, risks related to the enforceability of contracts, the requirement by Tidal to obtain additional financing, the limited operating history of Tidal, competition and other risks affecting Tidal in particular and the U.S. cannabis industry generally, and the risk factors affecting Tidal disclosed in the listing statement of Tidal available at www.sedar.com. Because of such risks, uncertainties and other factors, investors should not place undue reliance on the forward‐looking information contained herein. Tidal is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward‐looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable law. The foregoing statements expressly qualify the forward‐looking information contained herein.

This news release does not constitute an offer for sale of, nor a solicitation for offers to buy, any securities in the United States.